

August 30, 2019

VIA E-MAIL

Caleb C.B. DuBois
Bernstein, Shur, Sawyer & Nelson, P.A.
100 Middle Street
Portland, ME 04104-5029

Re: New Age Alpha Trust
        File Nos.: 811-23461; 333-232993

Dear Mr. DuBois:

On August 2, 2019, New Age Alpha Trust (the "Trust") filed a registration statement on Form N-1A (the "Registration Statement") under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The Registration Statement registers ten new series of the Trust: the New Age Alpha U.S. Large-Cap Leading ETF, the New Age Alpha U.S. Large-Cap Low Vol ETF, the New Age Alpha U.S. Small-Cap Leading ETF, the New Age Alpha U.S. Small-Cap Low Vol ETF, the New Age Alpha Europe Ex-UK Leading ETF, the New Age Alpha Europe Ex-UK Low Vol ETF, the New Age Alpha UK Leading ETF, the New Age Alpha UK Low Vol ETF, the New Age Alpha Japan Leading ETF and the New Age Alpha Japan Low Vol ETF (each a "Fund" and collectively the "Funds").

We reviewed the Registration Statement and provide our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the Registration Statement. Unless otherwise noted, each comment applies to each Fund's summary prospectus. Comments specific to the statement of additional information and Part C are also provided.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when they are completed in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. It is unclear from the disclosures whether the Funds intend to operate as self-indexing funds. For example, in the fourth paragraph in each Fund's prospectus summary under "Principal Investment Strategy," the disclosure states that the index provider is not affiliated with the Fund, suggesting that each Fund will not be self-indexed. However, in each Fund's prospectus summary under "Principal Investment Risks," the risk factor captioned "Index Methodology Risk" states, "the Advisor may also carry out additional ad hoc rebalances." Similarly, on page 73, the disclosure states that the adviser/index

calculation agent "may, in its discretion, elect to determine the appropriate composition of the Index based on alternative calculation or rebalancing methodologies." Also on page 73, the disclosure states, "Each Index is the property of the Advisor." As the prospectus indicates that the funds will operate as exchange traded funds, they must operate pursuant to exemptive orders issued by the Commission. It appears the Funds have sought relief to operate as self-indexing ETFs. *See* Application for Exemption filed by the Trust on June 27, 2019, available on EDGAR. Accordingly, please revise the prospectus to describe the Funds' strategies and risks in a manner consistent with the exemptive relief contemplated.

3. For each Fund, supplementally provide us with a "white paper" or similar documentation that describes the index methodology.

Fee Table

4. The AFFE line in the fee table currently states "None." To the extent the Funds expect the index will be allocated to cash, it state that it will be investing in other funds (e.g., ETFs and money-market funds). Does the fund expect the index to be allocated to cash and to have investments in underlying funds? If so, revise this line in the fee table.

5. Please confirm that the expense limitation agreement will be in effect for at least one year from effective date of the Registration Statement. If not, delete the reference to the fee waiver/expense reimbursement both in the fee table and its footnote.

Principal Investment Strategies

6. With respect to the New Age Alpha Europe Ex-UK Leading ETF, the New Age Alpha Europe Ex-UK Low Vol ETF, the New Age Alpha UK Leading ETF, the New Age Alpha UK Low Vol ETF, the New Age Alpha Japan Leading ETF and the New Age Alpha Japan Low Vol ETF, state that 80% of the Fund's assets will be invested in companies/investments economically tied to the country, countries or region specified in Fund name. See Rule 35d-1(a)(3)(i). In addition, describe the specific criteria used to determine that an investment is economically tied to the country or region specified in the Fund's name.

7. Disclosure in the second paragraph states that securities will be selected by applying a "New Age Alpha Propriety Human Factor Score." The disclosure further states, "The Human Factor is a risk that comes from humans interpreting vague or ambiguous information in a systematically incorrect way." Explain in more detail what the "Human Factor" means and how such scores are created and assigned to issuers and their securities. In addition, explain how the Human Factor Score will be used to determine the securities in which the Fund will invest principally.

8. Disclosure in the third paragraph states that the indices rank their respective universe of investments "using the Human Factor Score and other rules-based criteria." Disclose what these "other rules-based criteria" are.

9. Disclosure in the third paragraph of the "Low Vol" funds states that the indices rank potential investments "using the Human Factor Score, annualized standard deviation, and other rules-based criteria." Explain what "annualized standard deviation" means and how the methodology determines and ranks investments based on this criteria.

10. Disclosure in the first paragraph indicates that the index tracked by a fund "consist of common stock of companies" in another index (*e.g.*, S&P 500 Index). However, disclosure in the fifth paragraph states that these indices can be "allocated to cash." Reconcile these disclosures. To the extent the indices can be allocated to cash, explain how such cash allocations play a role in the index methodologies and the circumstances in which the indices would be allocated to cash.

11. Disclosure in the sixth paragraph states that the respective Fund's index is rebalanced "at least quarterly" or "at least semi-annually" or "more frequently when the Index Methodology signal changes." Disclose in plain English what is meant by a "signal change."

12. With respect to the New Age Alpha Europe Ex-UK Leading ETF, the New Age Alpha Europe Ex-UK Low Vol ETF, the New Age Alpha UK Leading ETF, the New Age Alpha UK Low Vol ETF, the New Age Alpha Japan Leading ETF and the New Age Alpha Japan Low Vol ETF, the principal strategy states that rebalances will occur "at least semi-annually." However, the risk factor captioned "Non-Correlation Risk" state that "the Index composition may vary on a quarterly basis." Please harmonize these disclosures.

Principal Investment Risks

13. The principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield and total return. *See* speech of Dalia Blass to the ICI, Oct. 25, 2018. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized.

14. In the risk factor captioned "Index Methodology Risk," the disclosure states, "[t]here is no assurance that the index methodology will successfully identify companies that exhibit low or high probability scores." Explain what "low or high probability scores" means.

15. For the risk titled "Investment in Investment Vehicles Risk," consider revising the title for clarity, such as to "Investment in Other Funds Risk."

Information About the Funds' Non-Principal Risks (page 67)

16. The disclosure includes a risk factor captioned "Temporary Defensive Positions." Supplementally explain how taking such a position would be consistent with the Fund's passive indexing strategy.

Statement of Additional Information

Description of the Trust and Funds (page 3)

17. Disclosure in the fifth paragraph states "the names and quantities of the instruments that constitute Deposit Instruments and the names and quantities of the instruments that constitute Redemption Instruments will be identical." However, on page 78 of the prospectus, under "Redemption of Shares," the disclosure states "[f]und Securities received on redemption may not be identical to Deposit Securities." Please harmonize.

Reverse Repurchase Agreements (page 17)

18. In the second full paragraph on page 18, clarify what "securities acceptable to the Advisor or Sub-Advisor" means.

Investment Limitations (page 31)

19. Under "Concentration" on page 32, the disclosure indicates that a Fund will not invest 25% or more of its total assets in a particular industry. Harmonize this investment limitation with disclosure elsewhere that a Fund will be concentrated to the same extent as the index that it seeks to track.

Policies Relating to Rule 35d-1 under the 1940 Act (page 33)

20. The 80% policy to which this section refers arise as a condition of the Fund's exemptive relief as an index ETF, rather than pursuant to Rule 35d-1. Please revise this heading accordingly.

Service Providers (page 37)

21. Under Investment Advisor, the disclosure states that Infusive may appoint sub-advisors. Supplementally explain whether the Advisor has sought or received manager-of-managers relief.

Part C: Other Information

Signatures

22. Please note the signature requirements of Section 6(a) of the Securities Act, which require that the registration statement be signed by the Trust's principal executive officer, principal financial officer, and principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

* * *

Responses to this letter should be made in a letter filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statements, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Trust and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Trust is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comment, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-3250 or bera@sec.gov.

Sincerely,

/s/ Raymond A. Be

Raymond A. Be
Attorney-Adviser

cc: Marianne Dobelbower